UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  SENDTEC, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    81688A106
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)

         |_| Rule 13d-1 (c)

         |X| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 81688A106

(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons. Fursa Alternative Strategies LLC
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(2)      Check the appropriate box if a member of a group (see instructions)
         (a)|_|
         (b)|_|
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(3) SEC use only.
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(4)      Citizenship or place of organization.
         Delaware
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Number of shares beneficially owned by each reporting person with:

         (5)      Sole voting power: 4,773,170 (1)

         (6)      Shared voting power: 0

         (7)      Sole dispositive power: 4,773,170 (1)

         (8)      Shared dispositive power: 0
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(9)      Aggregate amount beneficially owned by each reporting person.
         4,773,170 (1)
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(10)     Check if the aggregate amount in Row (9) excludes certain shares |_|
         (see instructions).
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(11)     Percent of class represented by amount in Row 9.
         9.99% (2)
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(12)     Type of Reporting Person (see instructions).
         IA
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(1) Consists of 3,989,682 shares of Common Stock and 783,488 shares of Common
Stock issuable upon the conversion of debentures. Excludes 11,216,512 shares of Common Stock issuable upon conversion of debentures because the terms of the debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2) Based on 46,995,997 shares of Common Stock outstanding as of December 19, 2006, as reported on Form SB-2 filed by the Issuer on December 21, 2006 and 783,488 shares of Common Stock issuable upon conversion of debentures.


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



Item 1(a). Name of Issuer:

         Sendtec, Inc. ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

         8877 Executive Center Drive West
         Suite 300
         St. Petersburg, FL 33702

Item 2(a). Name of Persons Filing:

         Fursa Alternative Strategies LLC

Item 2(b). Address or Principal Business Office or, If None, Residence:

         200 Park Avenue, 54th Floor
         New York, NY 10166-3399

Item 2(c). Citizenship:

         Delaware Limited Liability Company.

Item 2(d). Title of Class of Securities:

         Common Stock, par value $0.01 per share

Item 2(e). CUSIP No.:

         81688A106

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

Item 3. If this statement is filed pursuant to ss.ss.13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         (a)      |_| Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

         (b)      |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)      |_| Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)      |_| Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)      |X| An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);

         (f)      |_| An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F);

         (g)      |_| A parent holding company or control person in accordance
                      with ss.240.13d- 1(b)(1)(ii)(G);

         (h)      |_| A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      |_| A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

         (a) Amount beneficially owned: 4,773,170 (1)

         (b) Percent of class: 9.99% (2)

         (c) Number of shares as to which such person has:

          (i)   Sole power to direct the vote: 4,773,170 (3)
          (ii)  Shared power to direct the vote: 0
          (iii) Sole power to dispose or direct the  disposition  of:  4,773,170
                (3)
          (iv)  Shared power to dispose or direct the disposition of: 0

(1) Consists of 3,989,682 shares of Common Stock and 783,488 shares of Common Stock issuable upon the conversion of debentures. Excludes 11,216,512 shares of Common Stock issuable upon conversion of debentures because the terms of the debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2) Based on 46,995,997 shares of Common Stock outstanding as of December 19, 2006, as reported on Form SB-2 filed by the Issuer on December 21, 2006 and 783,488 shares of Common Stock issuable upon conversion of debentures.

(3) The Reporting Person beneficially owns the Issuer's securities on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority.


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


Item 5. Ownership of 5 Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

         The Reporting Person beneficially owns the Issuer's securities on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8. Identification and Classification of Members of the Group.

         Not applicable.

Item 9. Notice of Dissolution of Group.

         Not applicable.



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





Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Fursa Alternative Strategies LLC

Date: February 14, 2007             By:     /s/ William F. Harley III
                                           -----------------------------------
                                           William F. Harley III
                                           Chief Investment Officer


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